Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus Tel.: +357 22-65-33-90, Fax: +357 22-76-09-18, E-mail: office@qiwi.com.cy, www.qiwi.com

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF QIWI PLC (the Company)

Distributed electronically to:

All the shareholders of QIWI plc

Auditors of QIWI plc

January 23, 2024

THIS NOTICE IS GIVEN in accordance with the Regulations 54(a) and 55 of the Articles of Association of the Company (the Articles) to inform that an EXTRAORDINARY GENERAL MEETING of shareholders of the Company (the Meeting) will be convened and held on March 11, 2024 at 10.00 a.m. (Cyprus time) at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

APPROVAL OF THE BUYBACK PROGRAM

On the recommendation of the Board of Directors of the Company and in accordance with Regulations 52(b), 79B of the Articles and Section 57A of the Cyprus Companies Law, Cap. 113 (amended) it is proposed to authorize the Board of Directors of the Company to launch a buy-back program and acquire class B ordinary shares of the Company, including the Company’s shares represented by the American Depositary Shares (the ADSs) listed on the Nasdaq Global Select Market and/or on the Moscow Exchange in such manner as the Board of Directors of the Company may from time to time determine, subject to the provisions of the Companies Law, Cap. 113 (as amended) and on the following terms and conditions:

(a)	The class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be acquired through tender offer procedure on the Nasdaq Global Select Market and/or on the Moscow Exchange;

(b)	The specific mechanism of the tender offer procedure to be determined and approved by the Board of Directors of the Company prior to the commencement of the buyback;

(c)	The maximum number of the class B ordinary shares of the Company, including the Company’s shares represented by the ADSs that will be acquired by the Company shall not exceed 6,271,297 pcs.;

(d)	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company’s shares represented by the ADS on the Moscow Exchange is RUB 581.00 per share;

(e)	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company’s shares represented by the ADS on the Nasdaq is an equivalent in US dollars of the maximum acquisition price on the Moscow Exchange to be determined using the official foreign currency exchange rate set by the Central Bank of Russia as of the date to be specified in materials and instructions accompanying the commencement of the buyback;

(f)	The minimum acquisition price shall be not less than par value per each class B ordinary share of the Company (or its equivalent in US dollars);

(g)	The payment for the acquired class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be made out of the realized and non-distributed profits;

(h)	The acquired class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such class B ordinary shares of the Company, including the Company’s shares represented by the ADSs were acquired;

(i)	The authority of the Board of Directors of the Company to acquire the class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall expire within 12 months from the date that this resolution is taken;

(j)	To authorize the publication of this resolution in at least 2 daily newspapers of wide circulation at least 10 days prior to commencing the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;

(k)	To authorize a Director and a Secretary of the Company to notify the Registrar of Companies in Cyprus with respect to the buyback within the time period specified under section 57A (i) of the Companies Law, Cap. 113.

THE FOLLOWING SPECIAL RESOLUTION IS PROPOSED:

The Board of Directors of the Company be and is hereby authorised to launch a buy-back program and acquire class B ordinary shares of the Company, including the Company’s shares represented by the American Depositary Shares (the ADSs) listed on the Nasdaq Global Select Market and/or on the Moscow Exchange in such manner as the Board of Directors of the Company may from time to time determine, subject to the provisions of the Companies Law, Cap. 113 (as amended) and on the following terms and conditions:

(a)	The class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be acquired through tender offer procedure on the Nasdaq Global Select Market and/or on the Moscow Exchange;

(b)	The specific mechanism of the tender offer procedure to be determined and approved by the Board of Directors of the Company prior to the commencement of the buyback;

(c)	The maximum number of the class B ordinary shares of the Company, including the Company’s shares represented by the ADSs that will be acquired by the Company shall not exceed 6,271,297 pcs.;

(d)	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company’s shares represented by the ADS on the Moscow Exchange is RUB 581.00 per share;

(e)	The maximum acquisition price which may be paid for each class B ordinary share of the Company, including the Company’s shares represented by the ADS on the Nasdaq is an equivalent in US dollars of the maximum acquisition price on the Moscow Exchange to be determined using the official foreign currency exchange rate set by the Central Bank of Russia as of the date to be specified in materials and instructions accompanying the commencement of the buyback;

(f)	The minimum acquisition price shall be not less than par value per each class B ordinary share of the Company (or its equivalent in US dollars);

(g)	The payment for the acquired class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be made out of the realized and non-distributed profits;

(h)	The acquired class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such class B ordinary shares of the Company, including the Company’s shares represented by the ADSs were acquired;

(i)	The authority of the Board of Directors of the Company to acquire the class B ordinary shares of the Company, including the Company’s shares represented by the ADSs shall expire within 12 months from the date that this resolution is taken;

(j)	To authorize the publication of this resolution in at least 2 daily newspapers of wide circulation at least 10 days prior to commencing the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;

(k)	To authorize a Director and a Secretary of the Company to notify the Registrar of Companies in Cyprus with respect to the buyback within the time period specified under section 57A (i) of the Companies Law, Cap. 113.

RECORD DATE

Only the holders of class A shares and class B shares of the Company whose names are registered in the Register of Members of the Company on the end of business as of January 19, 2024, are entitled to attend and vote at the Meeting either personally or by proxy, and such proxy need not be a shareholder of the Company.

The holders of American Depositary Shares, each representing one class B share of the Company, (the ADSs Holders) should refer to Section “Information for ADSs Holders”.

PROXY

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or, if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

The instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion shall be in the form as attached in Annex A hereto or a form as near thereto as circumstances admit.

The instrument appointing a proxy authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions shall be in the form as attached in Annex B hereto or a form as near thereto as circumstances admit.

NOTE: In the sample instrument of proxy the name of the Deputy Chief Executive Officer of the Company (the Deputy CEO) is inserted as proxy. The Deputy CEO will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, and a copy of such instrument of proxy shall be delivered to the Company by electronic mail to corporatelawyer@qiwi.com at any time BEFORE the time for holding the Meeting, i.e. by March 11, 2024 10.00 a.m. (Cyprus time) (the Cut Off Time).

Proxies deposited after the Cut Off Time shall not be treated as valid.

VOTING

Every shareholder present in person or by proxy at a general meeting of shareholders of the Company shall have such number of votes for each share of which they are the holders as are attached to the class of shares of which they are the holders. Pursuant to Regulation 5 of the Articles for so long as class A shares of the Company are in issue and are outstanding, each class A share of the Company confers upon its holder the right to ten (10) votes and each class B share of the Company confers upon its holder the right to one (1) vote at a general meeting of shareholders of the Company.

INFORMATION FOR ADSs HOLDERS

The ADSs Holders shall exercise their voting rights subject to the relevant provisions of the Deposit Agreement dated May 02, 2013, of which a copy is available for no charge at:

https://www.sec.gov/Archives/edgar/data/1561566/000119312513161884/d426593dex43.htm.

MATERIALS

Copies of materials related to the Meeting, including this notice of the Meeting, forms of instruments appointing proxy are available for no charge in electronic form on the Company’s website: https://qiwi.global/governance/general-meetings/.

Attached:

1.	Annex A – Sample of Proxy to exercise discretion.

2.	Annex B – Sample of Proxy to vote under instructions.

Yours faithfully,

Mr. Sergey Solonin

Chairman of the Board of Directors

for and on behalf of QIWI plc

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